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                                 EXHIBIT 4.5

                               FIRST AMENDMENT
                                     TO
                              ARBOR DRUGS, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

     WHEREAS, Arbor Drugs, Inc. (the "Company") has established and maintains the Arbor Drugs, Inc. Employee Stock Purchase Plan, originally effective as of May 25, 1994 (the "Plan");

     WHEREAS, pursuant to Section 16 of the Plan, the Compensation Committee of the Company's Board of Directors (the "Committee") has the right to amend the Plan at any time;

     WHEREAS, the Committee desires to amend the Plan to allow employees to specify contribution amounts in either percentage amounts or dollar amounts.

     NOW, THEREFORE, by resolution of the Committee, the Plan is hereby amended in the following respect:

     Section 6(a) of the Plan is hereby amended in its entirety to read as follows:

                (a) In order to purchase Common Stock, an employee must indicate on the Participation Form the contribution amount (in either a percentage amount or dollar amount) he or she wishes to authorize the Company to deduct at regular payroll intervals during each Purchase Period, in either integral percentage amounts ranging from 1% to 25% of such Participant's Base Pay for the applicable payroll period (but such percentage amount shall not equal less than $10.00 per payroll period) or in dollar amounts equal to multiples of 10, ranging from a minimum of $10.00 per payroll period up to a maximum of 25% of such Participant's Base Pay for the applicable payroll period. The Participation Form will include authorization for the Company to make payroll deductions from the Participant's Base Pay.

Dated: June 21, 1995